March 2007	Pricing Sheet dated March 23, 2007 relating to
Preliminary Terms No. 216 dated February 22, 2007 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
PLUS based on the PHLX Semiconductor SectorSM Index due April 20, 2008
Performance Leveraged Upside SecuritiesSM

P R I C I N G T E R M S – M A R C H 2 3 , 2 0 0 7
Issuer:	Morgan Stanley
Maturity date:	April 20, 2008
Underlying index:	PHLX Semiconductor SectorSM Index
Aggregate principal amount:	$17,200,000
Payment at maturity:	If final index value is greater than initial index value,
   $10 + ($10 x 300% x index percent increase)
   In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
   $10 x (final index value / initial index value)
This amount will be less than or equal to the stated principal amount of $10.
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	479.27, the index closing value of the underlying index on the pricing date
Final index value:	The index closing value on the index valuation date, April 17, 2008, subject to adjustment for certain market disruption events.
Leverage factor:	300%
Maximum payment at maturity:	$11.80 (118% of the stated principal amount)
Stated principal amount:	$10
Issue price:	$10 (see “Commissions and issue price” below)
Pricing date:	March 23, 2007
Original issue date:	March 30, 2007 (5 business days after the pricing date)
CUSIP:	61750V493
Listing:	The PLUS have been approved for listing on the American Stock Exchange LLC (“AMEX”) subject to official notice of issuance. The AMEX listing symbol for the PLUS is “XVS.” It is not possible to predict whether any secondary market for the PLUS will develop.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per PLUS	$10.00	$0.15	$9.85
	Total	$17,200,000	$258,000	$16,942,000

(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.95 per PLUS. Please see “Issue price” on page 4 of the Preliminary Terms for further details.

(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

“PHLX Semiconductor SectorSM Index” and “SOXSM” are service marks of the the Philadelphia Stock Exchange, Inc., and have been licensed for use by Morgan Stanley & Co. Incorporated and its affiliates. The PLUS are not sponsored, endorsed, sold or promoted by the Philadelphia Stock Exchange, Inc. and the Philadelphia Stock Exchange, Inc. makes no representation or warranty, express or implied, regarding the advisability of investing in the PLUS.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Terms No. 216 dated February 22, 2007
Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006